Filer: Journal Communications, Inc.
                                           Filer: Journal Employees' Stock Trust
                                                      Filer: The Journal Company

                                   Pursuant To Rule 425 under the Securities Act
                                      of 1933 and deemed filed pursuant to Rules
                                      13e-4(c), 14a-12(b) and 14d-2(b) under the
                                                 Securities Exchange Act of 1934

                                   Subject Company: Journal Communications, Inc.
                                                  Journal Employees' Stock Trust
                                                    The Journal Company Reg. No.
                                                                    (333-105209)

                                                                   July 28, 2003


                          FORM OF MEETING ANNOUNCEMENT

You are invited to attend a meeting with Chairman & CEO Steve Smith regarding the permanent capital plan and the joint proxy statement/prospectus.

                                     [Date]
                                     [Time]
                                     [Room]
                                   [Location]

Additional meeting information:

These meetings are only open to employees and unitholders of _______.

There will be an opportunity for you to ask questions.

Company leaders have been asked to make some allowances so employees who wish to attend this meeting may do so.


                           LETTER FROM CHAIRMAN & CEO

[Letterhead of Journal Communications]

July 28, 2003

Dear Journal Communications Employees and Unitholders,

We're moving closer to an important and historic event in our company's history. I want to bring you up to date on what has transpired since mid-May when we laid out for you our plan to put in place a new capital structure for the company and to emphasize the critical role of our unitholders in the next step of this process.

As you know, on May 14 we filed with the Securities and Exchange Commission
(SEC) preliminary registration statements. The SEC reviewed the documents we filed, and now the SEC review process has been completed. Consequently, the final Joint Proxy Statement / Prospectus is being mailed to the homes of all of our unitholders today.

We sent a preliminary copy of this document to you on May 14th. We also presented the proposed changes in the company's capital structure at employee/unitholder meetings in the following weeks.

The fundamental structure of our permanent capital plan is unchanged, but there are some updates to the plan. As I mentioned above, the final Joint Proxy Statement/Prospectus is being mailed today to the homes of all of our unitholders. You can view it immediately if you choose, by visiting the SEC Web site (www.sec.gov) and using the search engine to locate filings for "Journal Co".

Let's discuss what we can expect over the next few weeks.

The updated Joint Proxy Statement/Prospectus includes some significant new information. Look for information regarding the share exchange ratio, a special dividend for unitholders who do not perfect dissenters' rights in the share exchange and information regarding the company's dividend policy following the transaction.

The one remaining piece of information to be provided to you is the preliminary initial public offering price range. Final pricing of the A shares to be offered to public investors will come at a later date, after the unitholder vote and following our investor "road show." But the preliminary IPO price range will give you an indication of what our investment banking team views as appropriate at the time the preliminary IPO price range is released.

Here's how you can access the preliminary IPO price range information, which we expect will be announced on August 19, 2003. It will be described in a recording on the Journal Communications Information Line, which you can access by dialing 1-800-388-2291. (Select the option called the Journal Communications Stock Plan
Line). We will also distribute the information to current employees at their workplaces via e-mail and fax. It will also be included in a filing with the SEC and can be accessed at the Web address listed above. Please note that we will not be mailing this information to your home. You will need to access it in one of the ways provided.

If you are an active employee unitholder as of July 18, 2003, you are eligible to vote. When you do so, I ask you to vote "FOR" all aspects of this plan. Senior management, the board of directors and the trustees of JESTA all view the proposals to be in the best interests of unitholders and the company. Your management, the board and the JESTA trustees all recommend that you vote "FOR" proposals #1, #2, #3 and #4 on the proxy ballot.

That ballot, or proxy card, is included in today's mailing to those entitled to vote. It can be completed and mailed in the enclosed return envelope. However, the proxy card also gives instructions so that eligible unitholders can vote via the Internet, or by phone. Our transfer agent, Wachovia Bank, will administer the voting for us.

It is important that all of our unitholders who are eligible to vote exercise that right and privilege. Please note that if you do not vote, your units will be considered to be voted against the transaction. If you don't vote, it's exactly the same as voting against the transaction.

We plan to hold more meetings and conference calls with our employees and unitholders in the next few weeks. I encourage you to review the documents and ask any questions you may have.

The other members of your senior management team, the board of directors, the JESTA trustees and I all strongly hold the view that this plan provides us with a clear path to maintain our tradition of employee ownership and to grow our business, while enabling unitholders to reduce their Stock Plan debt.

We have presented you with a well thought out plan based on a model that has been used successfully by other employee-owned companies. You now hold the key to making that plan a reality.

Please keep in mind that the deadline for submitting your vote by telephone or the Internet is 5:00 p.m., Eastern Time, on September 2nd, the day before the joint special meeting.

As always, if you have any questions, please e-mail me at ssmith@jc.com. The JESTA trustees also welcome your comments.

Thank you.

Sincerely,

Steven J. Smith
ssmith@jc.com
414-224-2425

Journal Communications, Inc. and the Journal Employees' Stock Trust ("JESTA") may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may also include the directors and executive officers of Journal Communications, Inc. and the trustees of JESTA. A list of the names of the directors and executive officers of Journal Communications, Inc. is contained in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov). As of the date of this communication, none of the foregoing participants, other than JESTA, individually beneficially owns in excess of 5% of Journal Communications, Inc.'s common stock. Except as disclosed above and in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4, to the knowledge of Journal

Communications, Inc. and JESTA, none of the directors or executive officers of Journal Communications, Inc. or trustees of JESTA has any material interest, direct or indirect, by security holdings or otherwise, in the proposed share exchange.

More detailed information pertaining to the proposals of Journal Communications, Inc. and JESTA are and will be set forth in appropriate filings that have been and will be made with the SEC, including the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4 relating to the proposed share exchange and the Schedule TO relating to the proposed tender offer. We urge shareholders and unitholders to read documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders and unitholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.


                    PHONE SCRIPT FOR RETIREE-UNITHOLDERS AND
                           FORMER-EMPLOYEE UNITHOLDERS

Hi, this is ________ calling from Journal Communications. The final joint proxy statement/prospectus is being mailed to you today. I am calling this morning/ this afternoon to invite you to attend a meeting with Chairman & CEO Steve Smith. This is an opportunity for you to ask questions regarding the permanent capital plan.

The meeting will be held this _____ at ______. It will be held at _______. Please note that this meeting is for unitholders only. It is not open to the public. [If asked whether they can bring their spouse, the answer is yes, they may. But they can't bring anyone else.] Limited complimentary parking is available in the _________ parking lot. The _______ facility is located at
_____________.

Is there any part of this information you would like me to repeat?


                      SHORT SCRIPT (FOR ANSWERING MACHINES)

The Journal Communications' final joint proxy statement/prospectus is being mailed to unitholders today. Unitholders are invited to meet with Chairman & CEO Steve Smith regarding the permanent capital plan. The meeting will held ___________ at _______. It will be held at _______. Again, the meeting is for unitholders only and will be held on ________ at _______.

                                 E-MAIL CONTENT

Attached is a letter from Chairman & CEO Steve Smith, which includes information on the permanent capital project, and the mailing of the final joint proxy statement/prospectus and proxy ballot cards.

Managers and supervisors, please make sure your employees without e-mail access receive individual copies of this e-mail or the fax that currently is being sent to each location.

Thank you.


                                 E-MAIL CONTENT

Attached is an invitation to a meeting with Steve Smith about the company's final joint proxy statement/prospectus and upcoming proxy vote. The meetings are for employees and unitholders only. There will be an opportunity for questions.


                               INFO LINK REMINDER

Unitholders should have received the final version of the final joint proxy statement/prospectus along with proxy voting cards for those eligible to vote. If you are a unitholder and have not received your mailing, please call the Journal Communications Stock Office at 1-800-388-2291, or 414-224-2291 in the metro-Milwaukee area. Every vote is very important. Unitholders eligible to vote may do so by mail, phone or Internet (following the directions provided on the proxy card).


                                 E-MAIL CONTENT

Joint Proxy Statement/Prospectus
Proxy Card Deposit Boxes
Journal Sentinel


Attention: Unitholders Eligible to Vote

As announced on July 28, Unitholders will receive in the mail the joint proxy statement/prospectus along with proxy voting cards for those eligible to vote. Unitholders eligible to vote may do so by mail, phone or Internet (following the directions provided on the proxy card). At Journal Sentinel, eligible unitholders may also choose to vote by placing their signed and sealed proxy cards in a proxy card collection box at work. Look for the clearly marked blue boxes at the following locations:

Downtown:
Lobby  (next to the lobby guard desk)
Human Resources department, 2nd floor
Administration area (next to Rhonda Gibenrath's desk), 3rd floor
Newsroom (next to Ellen Den Boer's desk), 4th floor
Administration area (next to Judy Osep's desk), 5th floor
Journal Communications - Corporate (next to Sue Nelson's desk), 6th floor

New Production Facility:
Administration (next to Judy Gitlewski's desk)

These boxes will be emptied daily and the sealed proxy envelopes sent to Wachovia (the transfer agent) for independent tallying of all votes collected.

If you choose to deposit your signed and sealed proxy card in one of the boxes, please do so by 5 p.m. Thursday, August 28.

Remember, your vote is important.


                                 E-MAIL CONTENT

Joint Proxy Statement/Prospectus
Proxy Card Deposit Boxes
Journal Broadcast Group

Attention: Unitholders Eligible to Vote

As announced on July 28, Unitholders will receive in the mail the joint proxy statement/prospectus along with proxy voting cards for those eligible to vote. Unitholders eligible to vote may do so by mail, phone or Internet (following the directions provided on the proxy card). On Capitol Drive, eligible unitholders may also choose to vote by placing their signed and sealed proxy cards in a proxy card collection box at work. Look for the clearly marked blue box near Barb Gabel's desk.

The box will be emptied daily and the sealed proxy envelopes sent to Wachovia (the transfer agent) for independent tallying of all votes collected.

If you choose to deposit your signed and sealed proxy card in one of the boxes, please do so by 5 p.m. Thursday, August 28.

Remember, your vote is important.

                           PROXY CARD COLLECTION SITE

Unitholders who are eligible to vote can submit their signed and sealed proxy cards here.

This box is emptied daily and the contents mailed to Wachovia (the transfer agent) for independent tallying of all votes collected.

Remember, your vote is important!


                                      *****

Journal Communications, Inc. and the Journal Employees' Stock Trust ("JESTA") may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may also include the directors and executive officers of Journal Communications, Inc. and the trustees of JESTA. A list of the names of the directors and executive officers of Journal Communications, Inc. is contained in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) under "Journal Co". As of the date of this communication, none of the foregoing participants, other than JESTA, individually beneficially owns in excess of 5% of Journal Communications, Inc.'s common stock. Except as disclosed above and in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4, to the knowledge of Journal Communications, Inc. and JESTA, none of the directors or executive officers of Journal Communications, Inc. or trustees of JESTA has any material interest, direct or indirect, by security holdings or otherwise, in the proposed share exchange.

More detailed information pertaining to the proposals of Journal Communications, Inc. and JESTA are and will be set forth in appropriate filings that have been and will be made with the SEC, including the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4 relating to the proposed share exchange and the Schedule TO relating to the proposed tender offer. We urge shareholders and unitholders to read documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders and unitholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.